Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Expands Penetration of Cyber Security
Leader: Customer Shifts to Use of Silicom’s
Encryption Solutions

- Related Revenues Expected to Ramp Up to ~$2M/Yr -

KFAR SAVA, Israel — December 19, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that one of its existing customers, a world-leading Cyber Security player, has selected Silicom’s encryption solution over the competitor’s solution that it is currently using, and plans to deploy it in a number of its new platforms.

To date, the customer has confirmed that it has designed in a Silicom encryption card into two of its new platforms and that it plans to deploy it in additional platforms over the year ahead. Once all of these platforms are launched and complete sales ramp up, Silicom expects related volumes to reach approximately $2 million per year.

Commenting on the news, Shaike Orbach, Silicom’s President & CEO, said, “This important win over an entrenched competitor demonstrates that our encryption solutions are becoming the mainstream standard for Cyber Security, one of our primary target markets. We are delighted to continue deepening our relationship with this industry leader, achieving a privileged position that brings us new opportunities and gives us unique insight into industry needs. As such, we believe we are ideally positioned to ride the Cyber Security’s expansion as one of our major future growth drivers.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com